Exhibit 99.1

Immuron Limited Appendix 4E Preliminary final report

1. Company details

Name of entity: ABN: Reporting period: Previous period:	Immuron Limited 80 063 114 045 For the year ended 30 June 2026 For the year ended 30 June 2025

2. Results for announcement to the market

				$
Revenue from ordinary activities	up	5.9%	to	7,713,601
Loss from ordinary activities after tax attributable to the members of Immuron Limited	down	26.4%	to	(3,838,699)
Loss for the year attributable to the members of Immuron Limited	down	26.4%	to	(3,838,699)

3. Net tangible assets

	Consolidated
	2026	2025
	Cents	Cents
Net tangible asset backing (per security)	3.35	3.45

The calculation of net tangible assets excludes right-of-use assets arising from AASB 16 Leases.

4. Explanation of results

The reported loss after tax of the current financial year of $3,838,699 (2025: $5,215,987) is after fully expensing the company’s research and development expenditure of $1,933,440 incurred during the year (2025: $3,597,296). Of which, $339,819 (2025: $124,164) was funded by the R&D grant from Henry M Jackson Foundation (HJF).

The revenue from contracts with customers for the year was $7,713,601, which is an increase of 5.9% from the prior financial year (2025: $7,287,002), primarily due to the sales increase in the Australian and North American markets for Travelan®. We anticipate that revenues from sales of our Travelan® product will continue to increase in the future.

As at 30 June 2026, the company’s cash position was $9,017,814 (30 June 2025: $2,830,526). The company had trade and other receivables of $1,250,418 (30 June 2025: $1,925,593). This receivables amount includes future receivables from the Australian Government under the R&D Tax Incentive program. The company had other current assets of $258,197 (30 June 2025: $3,486,744).

The preliminary final report follows, with the further details to be included in the audited financial statements to be released by 30 September 2026.

Immuron Limited Appendix 4E Preliminary final report

5. Distributions

No dividends have been paid or declared by the company for the current financial year. No dividends were paid for the previous financial year.

6. Changes in controlled entities

There have been no changes in controlled entities during the year ended 30 June 2026.

7. Details of associates and joint venture entities

		Ownership interest held by the Group
		2026	2025
Name of entity	Place of business/country of incorporation	%	%
Ateria Health Limited	United Kingdom	23.61%	23.61%

As at 30 June 2026, Immuron has a 23.61% interest in Ateria Health Limited. Immuron is deemed to have significant influence over Ateria Health Limited.

8. Audit

The financial statements of Immuron Limited (the group) are currently in the process of being audited. Audited financial statements along with the independent auditor report for the year end 30 June 2026 is expected to be released by the end of September 2026.

Immuron Limited Consolidated statement of profit or loss and other comprehensive income For the year ended 30 June 2026

		Consolidated
	Note	2026	2025
		$	$
Revenue from contracts with customers	1	7,713,601	7,287,002
Cost of goods sold		(2,738,529)	(2,521,903)
Gross profit		4,975,072	4,765,099

Other income	2	1,011,169	1,411,505
Other (losses)/gains		(285,115)	12,183
		726,054	1,423,688
Expenses
General and administrative expenses		(4,305,555)	(4,483,623)
Research and development expenses		(1,933,440)	(3,597,296)
Selling and marketing expenses		(3,471,556)	(3,452,416)

Operating loss		(4,009,425)	(5,344,548)

Finance income		185,438	135,866
Finance expenses		(14,712)	(7,305)

Loss before income tax expense		(3,838,699)	(5,215,987)

Income tax expense		-	-

Loss after income tax expense for the year attributable to the members of Immuron Limited		(3,838,699)	(5,215,987)

Other comprehensive income/(loss)

Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations income/(expense)		16,311	(1,358)

Other comprehensive income/(loss) for the year		16,311	(1,358)

Total comprehensive loss for the year		(3,822,388)	(5,217,345)
Loss per share for profit attributable to the ordinary equity holders of the company:		Cents	Cents

Basic and diluted loss per share		(1.29)	(2.26)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Immuron Limited Consolidated statement of financial position As at 30 June 2026

		Consolidated
	Note	2026	2025
		$	$
Assets
Current assets
Cash and cash equivalents		9,017,814	2,830,526
Trade and other receivables	3	1,250,418	1,925,593
Inventories		2,273,848	1,772,363
Other current assets	4	258,197	3,486,744
Total current assets		12,800,277	10,015,226

Non-current assets
Property, plant and equipment		9,325	10,074
Right-of-use assets		183,396	103,876
Inventories		-	666
Total non-current assets		192,721	114,616
Total assets		12,992,998	10,129,842

Liabilities

Current liabilities
Trade and other payables		1,345,485	1,529,435
Employee benefits		409,433	391,503
Lease liabilities		30,606	45,272
Total current liabilities		1,785,524	1,966,210

Non-current liabilities
Employee benefits		42,210	22,722
Lease liabilities		158,937	71,855
Total non-current liabilities		201,147	94,577
Total liabilities		1,986,671	2,060,787
Net assets		11,006,327	8,069,055

Equity
Share capital	5	95,655,688	88,872,756
Reserves	6	479,493	1,639,504
Accumulated losses		(85,128,854)	(82,443,205)
Total equity		11,006,327	8,069,055

The above consolidated statement of financial position should be read in conjunction with the accompanying notes

Immuron Limited Consolidated statement of changes in equity For the year ended 30 June 2026

Consolidated	Issued capital	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2024	88,504,043	3,173,797	(78,968,396)	12,709,444
Loss after income tax expense for the year	-	-	(5,215,987)	(5,215,987)
Other comprehensive loss for the year	-	(1,358)	-	(1,358)
Total comprehensive loss for the year	-	(1,358)	(5,215,987)	(5,217,345)
Transactions with members in their capacity as members:
Shares issued, net of transaction costs	272,713	-	-	272,713
Options and warrants issued/expensed (net of adjustments)	-	64,755	-	64,755
Options and warrants lapsed/expired	-	(1,741,178)	1,741,178	-
Performance rights issued/expensed	-	239,488	-	239,488
Performance rights exercised	96,000	(96,000)	-	-
Balance at 30 June 2025	88,872,756	1,639,504	(82,443,205)	8,069,055

Consolidated	Issued capital	Reserves	Accumulated losses	Total equity
	$	$	$	$
Balance at 1 July 2025	88,872,756	1,639,504	(82,443,205)	8,069,055
Loss after income tax expense for the year	-	-	(3,838,699)	(3,838,699)
Other comprehensive income for the year	-	16,311	-	16,311
Total comprehensive loss for the year	-	16,311	(3,838,699)	(3,822,388)
Transactions with members in their capacity as members:
Shares issued, net of transaction costs (note 5)	6,655,572	-	-	6,655,572
Options issued/expensed (note 6)	-	80,237	-	80,237
Options and warrants expired (note 6)	-	(1,153,050)	1,153,050	-
Performance rights issued/expensed (note 6)	-	213,023	-	213,023
Performance rights exercised (note 6)	249,137	(249,137)	-	-
Performance rights forfeited (note 6)	-	(67,395)	-	(67,395)
Shares cancelled pursuant to the buy-back of unmarketable parcels (note 5)	(121,777)	-	-	(121,777)
Balance at 30 June 2026	95,655,688	479,493	(85,128,854)	11,006,327

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

Immuron Limited Consolidated statement of cash flows For the year ended 30 June 2026

	Consolidated
	2026	2025
	$	$
Cash flows from operating activities
Receipts from customers (inclusive of GST)	8,479,637	7,592,577
Payments to suppliers (inclusive of GST)	(13,189,690)	(14,772,687)
Australian R&D tax incentive refund	1,110,514	768,433
Grants received from government and non-government sources	339,819	274,728
Net cash used in operating activities	(3,259,720)	(6,136,949)

Cash flows from investing activities
Payment for property, plant and equipment	(4,752)	-
Proceeds/payments for term deposit	3,036,278	(3,036,278)
Interest received	209,126	135,866
Net cash from/(used in) investing activities	3,240,652	(2,900,412)

Cash flows from financing activities
Proceeds from issues of shares	7,148,698	396,827
Payments for share buy-backs	(121,777)	-
Share issue transaction costs	(493,126)	(124,114)
Principal elements of lease payments	(43,923)	(65,661)
Interest and other costs of finance paid	(14,712)	(7,305)
Net cash from financing activities	6,475,160	199,747

Net increase/(decrease) in cash and cash equivalents	6,456,092	(8,837,614)
Cash and cash equivalents at the beginning of the financial year	2,830,526	11,657,315
Effects of exchange rate changes on cash and cash equivalents	(268,804)	10,825
Cash and cash equivalents at the end of the financial year	9,017,814	2,830,526

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

Immuron Limited Notes to the consolidated financial statements 30 June 2026

1. Revenue from contracts with customers

The Group derives revenue from the transfer of hyperimmune products at a point in time in the following major product lines and geographical regions:

	Consolidated
	2026	2025
	$	$
Hyperimmune products revenue
Travelan - Australia	5,672,501	5,201,385
Travelan - United States	1,768,411	1,658,336
Travelan - Canada	165,669	378,706
Protectyn - Australia	21,799	48,575
ProIBS - Australia	85,221	-
Revenue from external customers	7,713,601	7,287,002

2. Other income

	Consolidated
	2026	2025
	$	$
Australian R&D tax incentive refund (i)	623,613	1,110,577
MTEC R&D grant	-	146,252
HJF R&D grant	339,819	124,164
Other income	47,737	30,512
	1,011,169	1,411,505

(i) Fair value of Australian R&D tax incentive

The Group’s research and development (R&D) activities are eligible under an Australian government tax incentive for eligible expenditure. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. Amounts are recognised when it has been established that the conditions of the tax incentive have been met and that the expected amount can be reliably measured. For the year ended 30 June 2026, the Group has included an item in other income of $623,613 (2025: $1,110,577).

3. Trade and other receivables

	Consolidated
	2026	2025
	$	$
Current assets
Trade receivables	638,773	826,857
Less: Allowance for expected credit losses	(11,968)	(35,466)
	626,805	791,391
Accrued income - Australian R&D tax incentive refund	623,613	1,110,514
Other receivables	-	23,688
	1,250,418	1,925,593

Immuron Limited Notes to the consolidated financial statements 30 June 2026

3. Trade and other receivables (continued)

Classification as trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognised initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognised at fair value. The Group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortised cost using the effective interest method.

Accrued receivables

These amounts primarily comprise receivables from the Australian Taxation Office in relation to the R&D tax incentive.

Fair value of trade and other receivables

Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

4. Other current assets

	Consolidated
	2026	2025
	$	$
Prepayments	258,197	442,800
Term deposits	-	3,036,278
Other current assets	-	7,666
	258,197	3,486,744

For the year ended 30 June 2025, the Group entered into a 90-day fixed term deposit, which matured on 27 July 2025. Term deposits are presented as Other Current Assets as they are not considered highly liquid instruments readily convertible to cash and cash equivalents. The deposit was held to maturity in accordance with the Group’s investment policy.

5. Share capital

	Consolidated
	2026	2025	2026	2025
	Shares	Shares	$	$
Ordinary shares - fully paid	322,848,081	233,959,013	105,858,005	98,581,947
Transaction costs arising on ordinary share issues			(10,202,317)	(9,709,191)
	322,848,081	233,959,013	95,655,688	88,872,756

Immuron Limited Notes to the consolidated financial statements 30 June 2026

5. Share capital (continued)

Movements in ordinary shares:

	Shares	$
Opening balance 1 July 2024	227,998,346	88,504,043
Issue of shares on the exercise of performance rights at $0.0 per share (2024-10-07)	1,147,083	83,000
Issue at US$2.1784 pursuant to At The Market facility (2025-01-08)	2,579,760	226,567
Issue at US$2.0971 pursuant to At The Market facility (2025-01-15)	1,801,680	152,300
Issue of shares on the exercise of performance rights at $0.0 per share (2025-04-10)	179,664	13,000
Issue at US$1.8435 pursuant to At The Market facility (2025-05-29)	135,800	9,744
Issue at US$1.8286 pursuant to At The Market facility (2025-06-03)	116,680	8,216
Less: Transaction costs arising on share issues		(124,114)
Balance at 30 June 2025	233,959,013	88,872,756
Issue at US$1.8939 pursuant to At the Market facility (2025-07-17)	877,440	63,351
Issue at US$1.8782 pursuant to At the Market facility (2025-07-18)	473,880	34,072
Issue at US$2.1374 pursuant to At the Market facility (2025-07-21)	32,909,640	2,711,754
Issue at US$2.3008 pursuant to At the Market facility (2025-10-20)	1,133,840	100,458
Issue at US$1.9631 pursuant to At the Market facility (2025-11-07)	8,495,080	642,228
Issue at US$2.0809 pursuant to At the Market facility (2025-12-05)	45,472,000	3,596,835
Issue of shares on the exercise of performance rights at $0.0 per share (2025-12-11)	1,874,964	141,890
Issue of shares on the exercise of performance rights at $0.0 per share (2025-12-15)	1,142,909	83,251
Issue of shares on the exercise of performance rights at $0.0 per share (2025-12-16)	314,843	23,996
Shares cancelled pursuant to the buy-back of unmarketable parcels (2026-06-29)	(3,805,528)	(121,777)
Less: Transaction costs arising on share issues		(493,126)
Balance at 30 June 2026	322,848,081	95,655,688

Rights of each type of share

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of shares held. On a show of hands every holder of ordinary shares present at a meeting or by proxy, is entitled to one vote upon a poll every holder is entitled to one vote per share held. The ordinary shares have no par value.

Immuron Limited Notes to the consolidated financial statements 30 June 2026

6. Reserves

Consolidated	Share-based payments	Foreign currency translation	Total
	$	$	$
Balance at 1 July 2024	3,059,321	114,476	3,173,797
Currency translation differences	-	(1,358)	(1,358)
Options and warrants issued/expensed (net of adjustments)	64,755	-	64,755
Options and warrants lapsed/expired	(1,741,178)	-	(1,741,178)
Performance rights issued/expensed	239,488	-	239,488
Performance rights exercised	(96,000)	-	(96,000)
Balance at 30 June 2025	1,526,386	113,118	1,639,504
Currency translation differences	-	16,311	16,311

Transactions with owners in their capacity as owners:
Options issued/expensed (note 6)	80,237	-	80,237
Options and warrants expired (note 6)	(1,153,050)	-	(1,153,050)
Performance rights issued/expensed (note 6)	213,023	-	213,023
Performance rights exercised (note 6)	(249,137)	-	(249,137)
Performance rights forfeited (note 6)	(67,395)	-	(67,395)
Balance at 30 June 2026	350,064	129,429	479,493

Immuron Limited Notes to the consolidated financial statements 30 June 2026

6. Reserves (continued)

Nature and purpose of other reserves

Share-based payments:

The share-based payment reserve records items recognised as expenses on valuation of share options and warrants issued to key management personnel and other employees.

Foreign currency translation:

Exchange differences arising on translation of foreign controlled entities are recognised in other comprehensive income and accumulated in a separate reserve within equity.

Movements in options, warrants and performance rights:

Details	Number of options, warrants and rights	$
Balance as at 1 July 2024	15,194,959	3,059,321
Options issued in the year (net of adjustments)	3,000,000	55,584
Lapse of unexercised options	(8,016,120)	(1,741,178)
Share-based payments expense for options previously issued	-	9,171
Performance rights issued in the year	5,386,810	239,488
Exercise of performance rights	(1,326,747)	(96,000)
Lapse of performance rights issued in the year	(285,741)	-
Balance as at 30 June 2025	13,953,161	1,526,386

Warrants expired in the year	(2,560,000)	(1,032,960)
Options expired in the year	(1,930,000)	(120,090)
Options issued in the year (note 7)	4,000,000	48,995
Share-based payments expense for options previously issued	-	31,242
Performance rights issued in the year	2,147,154	137,418
Exercise of performance rights	(3,332,716)	(249,137)
Performance rights forfeited	(510,108)	(67,395)
Share-based payments expense for performance rights previously issued	-	75,605
Balance as at 30 June 2026	11,767,491	350,064

Immuron Limited Notes to the consolidated financial statements 30 June 2026

7. Share-based payments

Performance rights:

Performance rights, which can be settled in shares, were granted to key management personnel and employees during the period. The performance rights are based on non-market weighted key performance indicators (KPIs) and have been expensed over the service period, based on the probability the KPIs being achieved. The performance rights are expected to vest between one and five years. During the reporting period, assessments are made as to whether KPIs have been met and whether KPIs are likely to be met. As a result of such assessment, there was a net reduction in share-based payment expense during the period.

During the year ended 30 June 2026, 2,147,154 performance rights were granted to employees with a conversion price of $0.145.

Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the award, security price at grant date, expected volatility, expected dividend yield and the risk-free interest rate.

The model inputs for the performance rights granted during the year:

Grant date	Expiry date	Exercise price ($A)	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option
16-AUG-25	16-AUG-29	$0.145	2,147,154	$0.070	88.65%	0.00%	4.09%	$0.0640

Options:

During the year ended 30 June 2026, options were approved at the Annual General Meeting, held on 11 November 2025 for Jeannette Joughin, Daniel Pollock, Ravi Savarirayan, and Paul Brennan of 1,000,000 each. The option exercise price is $0.110 and they have an expiry date of 3 October 2029.

Fair value is determined using the Black-Scholes option pricing model that takes into account the exercise price, term of the award, security price at grant date, expected volatility, expected dividend yield and the risk-free interest rate.

The model inputs for the options granted during the year:

Grant date	Expiry date	Exercise price ($A)	No. of options	Share price at grant date	Expected volatility	Dividend yield	Risk-free interest rate	Fair value at grant date per option
11-NOV-25	3-OCT-29	$0.110	4,000,000	$0.060	77.46%	0.00%	3.69%	$0.0271

8. Events after the reporting period

No matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations, or the Group’s state of affairs in future financial years.

Immuron Limited Notes to the consolidated financial statements 30 June 2026

9. Principal subsidiaries

The Group’s principal subsidiaries at 30 June 2026 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Group, and the proportion of ownership interests held equals the voting rights held by the Group. The country of incorporation or registration is also their principal place of business.

		Ownership interest by the Group
Name of entity	Principal place of business / Country of incorporation	2026%	2025%
Immuron Inc.	United States	100%	100%
Immuron Canada Limited	Canada	100%	100%
Anadis ESP Pty Ltd	Australia	100%	100%

10. Interests in associates

Immuron Limited has a 23.61% interest in Ateria Health Limited. The carrying amount of the investment continues to be nil, therefore, no share of the loss has been recognised for the year ended 30 June 2026.

		Ownership interest held by the Group
Name of entity	Principal place of business / Country of incorporation	2026%	2025%
Ateria Health Limited	United Kingdom	23.61%	23.61%